Annual and Extraordinary General Meeting of CollPlant Biotechnologies Ltd.

Date: December 31, 2019

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use pen only

	For	Against	Abstain
1. To approve the re-election of the following nominees to Company's board of directors, each until the next annual general meeting of shareholders, as presented to the shareholders.			
1a. Re-election of Dr. Abraham Havron to the Company's board of directors.	☐	☐	☐
1b. Re-election of Mr. Scott R. Burell to the Company's board of directors.	☐	☐	☐
1c. Re-election of Dr. Wolfgang Ruttenstorfer to the Company's board of directors.	☐	☐	☐
1d. Re-election of Mr. Adi Goldin to the Company's board of directors.	☐	☐	☐
1e. Re-election of Mr. Joseph Zarzewsky to the Company's board of directors.	☐	☐	☐
2. To approve the re-appointment of Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company's independent auditors for the fiscal year ending December 31, 2019, and the authorization of the Company's board of directors, upon the recommendation of the Company's audit committee, to determine the auditors' remuneration to be fixed in accordance with the volume and nature of their services to the Company for such fiscal year, as presented to the shareholders.	☐	☐	☐
3. To approve the grant of 15,000 options exercisable into 15,000 ordinary shares to Mr. Joseph Zarzewsky, a director as presented to the shareholders.	☐	☐	☐
4. To approve the repricing of options exercisable into 57,466 ordinary shares, to the Company's directors, as presented to the shareholders.	☐	☐	☐
5. To approve the repricing of options exercisable into 113,820 ordinary shares, to the Company's CEO, as presented to the shareholders.	☐	☐	☐

	Yes	No
5a. Do you have a personal interest in the approval of Proposal 5 or are you a controlling shareholder of the Company or someone on behalf of a controlling shareholder of the Company (please note: if you do not mark either Yes or No, your shares will not be voted for Proposal 5)?	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

Please Sign Here ________ Please Date Above ________

Please Sign Here ________ Please Date Above ________

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Annual and Extraordinary General Meeting of CollPlant Biotechnologies Ltd. to be Held on December 31, 2019 for Holders as of November 29, 2019

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 12:00 p.m. E.S.T. on December 23, 2019

For additional information, please visit:
https://ir.collplant.com/

PROXY TABULATOR FOR
COLLPLANT BIOTECHNOLOGIES LTD.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

CollPlant Biotechnologies Ltd.

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12:00 p.m. E.S.T. on December 23, 2019)

The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of **CollPlant Biotechnologies Ltd.** registered in the name of the undersigned on the books of the Depositary as of the close of business on **November 29, 2019** at the **Annual and Extraordinary General Meeting** of the Company, to be held on **December 31, 2019** at **10:00 a.m. (Israel time),** or any postponement or adjournment thereof in respect of the resolutions specified on the reverse side.

NOTES:

1. **Please direct the Depositary how it is to vote by placing "X" in the appropriate box opposite each agenda item.**

(Continued and to be marked, dated and signed, on the reverse side)

PROXY TABULATOR FOR
COLLPLANT BIOTECHNOLOGIES LTD.
P.O. BOX 8016
CARY, NC 27512-9903